UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HSN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

404303109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 404303109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,516,167*

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 18,516,167*

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,016,167**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 34%***

14.	Type of Reporting Person (See Instructions) CO

* Does not include 1,500,000 shares that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract.

** Includes 1,500,000 shares that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract.

*** Calculated based on 58,797,022 shares of Common Stock outstanding as of August 1, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

HSN, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of HSN, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008, as amended by Amendment No. 1 thereto filed on May 21, 2009 (as so amended, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D originally filed by Liberty. Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.  Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplement by adding the following information:

Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 of the Liberty Schedule 13D in its entirety. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On September 19, 2011, Liberty USA Holdings, Inc., a subsidiary of the Reporting Person (“Liberty USA”), entered into a forward purchase transaction with an unaffiliated counterparty with respect to 1,500,000 shares of Common Stock (the “Forward Contract”).  If Liberty USA elects to settle the Forward Contract through physical settlement, the counterparty will be obligated to deliver to Liberty USA 1,500,000 shares of Common Stock against payment of $30.5560 per share, plus an interest factor equal to the counterparty’s internal funding rate plus 50 basis points (the “forward price”).  If Liberty USA elects to physically settle the Forward

Contract, the source of funds for this purpose is expected to come from available cash or cash equivalents of the Reporting Person.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person views the purchase of shares of Common Stock at the forward price as an attractive investment.  The purchase of such shares would result in the Reporting Person beneficially owning a number of shares of Common Stock that is below the Applicable Percentage. The Reporting Person currently intends to elect physical settlement under the Forward Contract, subject to the trading price of the shares of Common Stock, alternative investment opportunities, market conditions and the outlook for the Issuer, in each case on the expiration date of the Forward Contract, which is November 18, 2011.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of the Liberty Schedule 13D.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of the persons listed on Schedule 1 have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

The Reporting Person beneficially owns 20,016,167 shares of Common Stock (including the 1,500,000 shares that may be purchased upon physical settlement under the Forward Contract).  The 20,016,167 shares represent approximately 34% of the outstanding shares of Common Stock, based on 58,797,022 shares of Common Stock reported as outstanding on August 1, 2011 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.  The Reporting Person has the sole power to vote or to direct the voting of 18,516,167 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.  During the term of the Forward Contract, the Reporting Person has no right to vote or direct the voting, and has no right to dispose or direct the disposition, of the 1,500,000 shares of Common Stock underlying the Forward Contract

Other than as stated herein, no transactions were effected by the Reporting Person or, to the best of its knowledge, any of the persons listed on Schedule 1 in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On September 19, 2011, Liberty USA entered into the Forward Contract with respect to 1,500,000 shares of Common Stock.  The Forward Contract allows Liberty USA to elect either to physically settle or cash settle the Forward Contract on the expiration date, which is November 18, 2011.  If physical settlement is elected, the counterparty will be obligated to deliver to Liberty USA on the settlement date the 1,500,000 shares against payment by Liberty USA of the forward price per share.  If cash settlement is elected, (i) if the cash settlement price (which will be based on the price at which the counterparty unwinds its hedge) exceeds the forward price (minus the interest factor and any commissions), then the counterparty will be obligated to pay the difference to Liberty USA, and (ii) if the cash settlement price is less than the forward price (less such subtractions), then Liberty USA will be obligated to pay the difference to the counterparty. In establishing its hedge, the counterparty acted independently of the Reporting Person, and all shares acquired by the counterparty as a hedge to its exposure under the Forward Contract will be held under the sole dominion and control of the counterparty.  None of such shares are pledged to Liberty USA to secure the performance of the counterparty under the Forward Contract, and the Reporting Person has no direct claim on any shares of Common Stock held by the counterparty as a hedge in the case of an event of default or acceleration event affecting the counterparty. The Reporting Person has no right to vote or direct the voting, and has no right to dispose or direct the disposition, of such shares of Common Stock during the term of the Forward Contract.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2011	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President

Schedule 1

Schedule 1 is amended to read in its entirety as follows.

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian Gilchrist	Director Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

Evan D. Malone	Director of Liberty and Owner and Manager of 1525 South Street LLC

Andrea L. Wong	Director of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert A. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty